

Dope Coffee Company, LLC. (the "Company") a Georgia Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Dope Coffee Company, LLC.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 27, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	24,967	10,473
Inventory	18,408	-
Total Current Assets	43,375	10,473
TOTAL ASSETS	43,375	10,473
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Short Term Debt	17,381	-
Current Portion of Long Term Debt (Convertible Notes)	24,000	-
Deferred Revenue (gift cards)	6,011	-
Accrued Interest	4,118	908
Sales Tax Payable	-	115
Other Liabilities	(80)	-
Total Current Liabilities	51,430	1,023
Long-term Liabilities		
Convertible Notes	9,000	24,000
Total Long-Term Liabilities	9,000	24,000
TOTAL LIABILITIES	60,430	25,023
EQUITY		
Member Contributions	102,956	-
Member Distributions	(26,864)	(1,795)
Accumulated Deficit	(93,147)	(12,755)
Total Equity	(17,055)	(14,550)
TOTAL LIABILITIES AND EQUITY	43,375	10,473

Statement of Operations

	Year Ended December 31,	
	2020	2019
Revenue	191,223	5,815
Cost of Sales	109,069	5,272
Gross Profit	82,154	544
Operating Expenses		
Advertising and Marketing	22,562	2,789
General and Administrative	134,826	9,602
Total Operating Expenses	157,388	12,391
Operating Income	(75,234)	(11,848)
Interest Expense	5,157	908
Net Income	(80,391)	(12,756)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income	(80,391)	(12,756)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Interest	3,210	908
Inventory	(18,408)	-
Deferred Revenue	6,011	-
Other	(195)	115
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(9,383)	1,023
Net Cash provided by Operating Activities	(89,773)	(11,732)
FINANCING ACTIVITIES		
Short Term Debt Proceeds	17,381	-
Convertible Debt Issuances	9,000	24,000
Member Contributions	102,956	-
Member Distributions	(25,069)	(1,795)
Net Cash provided by Financing Activities	104,268	22,205
Cash at the beginning of period	10,473	-
Net Cash increase (decrease) for period	14,495	10,473
Cash at end of period	24,967	10,473

Statement of Changes in Member Equity

Member Interests

	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 12/31/18	-	-	-
Member Distributions	(1,795)	-	(1,795)
Net Loss	-	(12,756)	(12,756)
Ending Balance 12/31/2019	(1,795)	(12,756)	(14,551)
Member Paid in Capital	102,956	-	102,956
Member Distributions	(25,069)	-	-
Net Loss	-	(80,391)	(80,391)
Ending Balance 12/31/2020	76,092	(93,146)	(17,054)

Dope Coffee Company, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Dope Coffee Company, LLC ("we", "the Company", or "Dope Coffee"), was formed on March 27, 2019 headquartered in Decatur, Georgia, under the provisions and laws of the State of Georgia. Dope Coffee is committed to providing high-quality retail coffee products for the consumer market that identifies with urban coffee drinking. We produce coffee-based consumer packaged goods and other coffee-related products and sell them through our e-commerce platform and wholesale-retail operations.

Since inception, the Company's activities have included product and business development, capital raising efforts, and operational expansion. As the Company commences full-scale operations, it is likely to incur significant additional expenses as it expands. The Company is dependent on obtaining additional capital resources for the expansion of its operations, which is subject to significant risks and uncertainties, including the inability to secure additional funding at favorable rates or failing to reach profitability or generate positive cash flows from its current business model.

The company will conduct a crowdfunding campaign under regulation CF in 2021.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory and Costs of Goods Sold

Inventory is stated at the lower of cost or market. The total of inventory reflected on the balance sheet reflects finished goods ready for sale. A summary of cost of goods sold is presented below.

Category	2020	2019
Product Costs	66,810	4,343
Shipping Costs	42,259	928
Total	109,069	5,272

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's primary performance obligation is the delivery of products to end purchasers. Revenue is recognized at the time of order and an allowance for refunds and returns is presented in net revenue.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, as applicable.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - In 2019, in order to obtain additional capital resources for the expansion of its operations, Dope Coffee issued and sold convertible promissory notes in the amount of $33,000, accruing interest at 10% per annum until its maturity date after 2 years from issuance. These notes are convertible into preferred equity units at the option of the holder if, prior to the repayment of the Notes, the Company issues preferred equity securities constituting at least 10% of its outstanding equity upon the closing of a conversion event as described in the note. Dope Coffee intends for this conversion event to coincide with a future Series A round financing. Currently, the Company has accrued $4,118 in interest payable related to these Notes as of December 31, 2020.

Short Term Debt – As of December 31st, 2020 the company had outstanding $17k in short term capital advances from a 3rd party lender. The balance is repaid out of 14% of remittances received from sales. The fee associated with the advance of $1,700 has been expensed in prior periods as interest expense.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	41,381
2022	9,000
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – MEMBER'S CAPITAL

The Company has an unlimited life and will continue perpetually, unless dissolved in accordance with its partnership agreement. Ownership of the Company is reflected in membership interests (or "shares"), and the Company initially has 100 total shares authorized for distribution. These shares are solely for the purpose of recording the proportional ownership of the Company, are non-transferable in any fashion, and do not constitute securities of any kind. The Company is managed by the members, and a majority vote may take any action on behalf of the Company. 83.1 shares were issued to founding members during the period from March 27, 2019 (inception) through December 31, 2020, in exchange for cash and other assets. As of December 31, 2020, 16.9 shares remained outstanding.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 27, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.